UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2025

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
PART I — REGISTRANT INFORMATION
PetMed Express, Inc.

(Full Name of Registrant)

N/A

(Former Name if Applicable)

420 South Congress Avenue

(Address of Principal Executive Office (Street and Number))
Delray Beach, Florida 33445

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
    PetMed Express, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025 (the “Form 10-Q”) with the Securities and Exchange Commission (the “SEC”) within the prescribed time period without unreasonable effort or expense because the Company requires additional time to first complete and file with the SEC its Quarterly Report on Form 10-Q for the prior quarterly period ended June 30, 2025, which has been delayed due to the now-completed previously disclosed investigation by the Company’s Audit Committee.
PART IV — OTHER INFORMATION
(1)     Name and telephone number of person to contact in regard to this notification

Douglas Krulik	561	526-4444
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).     ☐ Yes    ☒  No

    The Company has not yet filed its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ☒   Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
For the three-month period ended September 30, 2025, the Company’s net sales are estimated to range from $43.4 million to $44.5 million, compared to $58.0 million (as restated) for the same period in the prior fiscal year ended March 31, 2025, and for the six-month period ended September 30, 2025, the Company’s net sales are expected to range from $94.5 million to $95.6 million, compared to $124.3 million (as restated) for the same period in the prior fiscal year. The Company is unable at this time to provide a reasonable estimate of operating income or net income for the three- and six-month periods ended September 30, 2025, due to an ongoing analysis of the timing and amount of an anticipated goodwill impairment charge that was previously discussed in the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2025, that was filed on October 14, 2025 (see Note 19 to the Consolidated Financial Statements included in said Form 10-K).

PetMed Express, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 12, 2025	By:	/s/ Douglas Krulik
		Name:	Douglas Krulik
		Title:	Chief Accounting Officer and Interim Principal Financial Officer